FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is mark

ed, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. Other news 2. ICICI Securities Banking & Financial Services Conference held in Mumbai: November 13, 2018 3. Macquarie India Investor Conference held in Mumbai: November 14, 2018

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedule of the ICICI Securities Banking & Financial Services Conference and Macquarie India Conference held in Mumbai on November 13, 2018 and November 14, 2018 respectively. At these conferences, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

You are requested to take note of above and arrange to bring it to the notice of all concerned.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI Securities Banking & Financial Services Conference held in Mumbai: November 13, 2018

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group Meeting	Baroda Pioneer Asset Management
2.	Group Meeting	Burdhani Finance
3.	Group Meeting	Canara Robeco Asset Management
4.	Group Meeting	Ask Investments
5.	Group Meeting	Essel Mutual Fund
6.	Group Meeting	Axis AMC
7.	Group Meeting	HDFC Standard Life Insurance
8.	Group Meeting	IDBI Asset Management
9.	Group Meeting	LIC Mutual Fund
10.	Group Meeting	Motilal Oswal Asset Management
11.	Group Meeting	PNB Metlife India Insurance
12.	Group Meeting	Reliance Capital Asset Management
13.	Group Meeting	Renaissance Investment Managers Pvt. Ltd.
14.	Group Meeting	Safe Enterprises
15.	Group Meeting	Samsung Investment Trust Management
16.	Group Meeting	SBI Life Insurance
17.	Group Meeting	Somerset Capital Management
18.	Group Meeting	Steadview Capital
19.	Group Meeting	Tree Line Advisors
20.	Group Meeting	Trust Investment Advisors Pvt. Ltd.
21.	Group Meeting	TVF Direct
22.	Group Meeting	Abakkus Asset Manager
23.	Group Meeting	Suyash Advisors
24.	Group Meeting	Perpetuity LLP
25.	One-on-one meeting	Amansa Capital
26.	Group Meeting	Avendus Absolute Return Fund
27.	Group Meeting	Premji Investments
28.	Group Meeting	Bajaj Allianz Life Insurance
29.	Group Meeting	Dalton Investments
30.	Group Meeting	Flowering Tree
31.	Group Meeting	Franklin Resources
32.	Group Meeting	Franklin Resources
33.	Group Meeting	Helios Capital
34.	Group Meeting	IDFC Asset Management
35.	Group Meeting	IIFL Asset Management
36.	Group Meeting	India Capital Management
37.	Group Meeting	Exide Life Insurance Company
38.	Group Meeting	Invesco Asset Management
39.	Group Meeting	Karma Capital
40.	Group Meeting	Kotak Asset Management
41.	Group Meeting	Reliance Nippon Life Insurance
42.	Group Meeting	Samlyn Capital
43.	Group Meeting	SBI Life Insurance
44.	Group Meeting	Siddhesh Capital Market Services Pvt. Ltd.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Sr. No.	Type of meeting	Attendees: Fund/firm
45.	Group Meeting	Tata Investment Corporation
46.	Group Meeting	Westbridge Ventures
47.	Group Meeting	White Oak Capital
48.	Group Meeting	E Fund Management
49.	Group Meeting	BNP Paribas Asset Management
50.	Group Meeting	DSP Mutual Fund
51.	Group Meeting	GMO Emerging Markets
52.	Group Meeting	India Capital Management
53.	Group Meeting	Robeco
54.	Group Meeting	Abakkus Asset Management
57.	One-on-one meeting	Franklin Templeton Mutual Fund
58.	One-on-one meeting	Fidelity Worldwide
59.	One-on-one meeting	Wellington Management Company
60.	One-on-one meeting	SBI Mutual Fund

Item 3

Macquarie India Investor Conference held in Mumbai: November 14, 2018

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group Meeting	Exide Life Insurance
2.	Group Meeting	Axis Asset Management
3.	Group Meeting	ENAM Holdings
4.	Group Meeting	Minerva Consultancy
5.	Group Meeting	Motilal Oswal Asset Management Company Limited
6.	Group Meeting	Pelargos Capital
7.	Group Meeting	Principal PNB Asset Management
8.	Group Meeting	Baroda Pioneer AMC
9.	One-on-one	LION Global Investors
10.	Group Meeting	HDFC Standard Life Insurance
11.	Group Meeting	Charles-Lim Capital
12.	Group Meeting	IDBI Mutual Fund
13.	Group Meeting	Quantum Mutual Fund
14.	One-on-one	Cooper Investors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	November 15, 2018	By:	/s/ Vivek Ranjan

			Name :	Vivek Ranjan
			Title :	Chief Manager